December 28, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:    John Dana Brown

Re:                       Hagerty, Inc.

Registration Statement on Form S-1

File No. 333-261810

Acceleration Request

Requested Date: December 30, 2021

Requested Time: 2:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hagerty, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-261810 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 2:00 P.M., Eastern Time, on December 30, 2021, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform William D. Howell of Sidley Austin LLP at (214) 981-3418.

Very truly yours,

/s/ Barbara E. Matthews
Barbara E. Matthews
General Counsel and Corporate Secretary
Hagerty, Inc.

cc:          Frederick Turcotte, Hagerty, Inc.

William D. Howell, Sidley Austin LLP